May 2, 2016

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Thermo Fisher Scientific Inc.
Form 10-K for the fiscal year ended December 31, 2015
Form 8-K, filed January 28, 2016
File No. 1-8002

Dear Mr. Kuhar:

In response to the staff’s letter of April 19, 2016, we respond as follows:

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 31

1.
Comment: We see that during 2015, you implemented tax planning initiatives related to non-U.S. subsidiaries which resulted in U.S. foreign tax credits of $191 million including the amounts related to Sweden. Please describe to us in greater detail the specific tax planning initiatives you implemented, clarify for us why these initiatives resulted in both foreign tax credits and additional U.S. income taxes, and identify for us any tax jurisdictions, other than Sweden, which represent a significant portion of the amount recognized in 2015. Tell us the periods over which you expect the foreign tax credits will be available and, if possible, quantify their impact on your future results.

Response: In 2015, the company implemented tax planning initiatives related to non-U.S. subsidiaries located primarily in China that resulted in additional foreign tax credits of $111 million, offset in part by additional U.S. income taxes of $46 million on the related foreign income (net benefit of $65 million). During the year the company integrated the ownership of its China subsidiaries. The integration resulted in the earnings and profits of the China subsidiaries being distributed to a foreign entity and then to the U.S. parent. The current losses of the foreign entity were netted against the earnings and profits distributed by the China subsidiaries in computing the taxable portion of the distribution to the U.S. without affecting the related foreign taxes that are creditable against our U.S. income taxes. The company does not expect that this structure will generate material foreign tax credits related to China in the foreseeable future, however, the company intends to make similar types of distributions from non-U.S. subsidiaries in 2016 when they can be made at no net tax cost. The ability of the company to make distributions in future periods of similar type and magnitude will depend on the level of earnings and cash flow in various foreign jurisdictions and on the applicable tax laws in effect at that time.

In 2015 a Swedish entity which is considered a U.S. branch of the company incurred a Swedish tax obligation of $80 million that enabled the company to claim a U.S. foreign tax credit for these taxes with no related U.S. income tax expense. The company expects to continue to generate these foreign tax credits in the future unless the U.S. tax law and related regulations are amended.

The company proposes to include the following disclosure for 2015 in subsequent filings that include 2015 and similar disclosures when they pertain to current period tax benefits (including the first quarter 2016 Form 10-Q):

In 2015, the company implemented tax planning initiatives related to non-U.S. subsidiaries. These non-U.S. subsidiaries incurred foreign tax obligations and made cash and deemed distributions to the company’s U.S. operations which resulted in no net tax cost. As a result of these distributions, the company benefitted from U.S. foreign tax credits of $191 million, offset in part by additional U.S. taxes of $46 million on the related foreign income (which reduced the benefit from the foreign rate differential in 2015). The foreign tax credits are the result of foreign earnings remitted or deemed remitted to the U.S. during the reporting year and the U.S. treatment of taxes paid in the foreign jurisdictions in the years those profits were originally earned. The company intends to make similar types of distributions from non-U.S. subsidiaries in 2016 when they can be made at no net tax cost. The ability of the company to make distributions in future periods of similar type and magnitude will depend on the level of earnings and cash flow in various foreign jurisdictions and on the applicable tax laws in effect at that time. Accordingly, the impact of foreign tax credits on the company’s effective tax rate in future periods is likely to vary.

Form 8-K, filed January 28, 2016

Exhibit 99.1

2.
Comment: We note that the Fourth Quarter and Full Year 2015 Highlights portion of your earnings release includes the non-GAAP measures adjusted earnings per share and adjusted operating margins without including a presentation of the corresponding amounts as determined under GAAP. Please refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and confirm that you will revise your presentation of these non-GAAP measures in future filings to include a presentation, which equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with GAAP. Please see Instruction 2 to Item 2.02 of Form 8-K.

Response: The company acknowledges the requirement to report GAAP and non-GAAP financial information with equal prominence in SEC filings and has included GAAP information with equal prominence to non-GAAP information in the highlights section of the most recent earnings release, issued on April 28, 2016 and filed on Form 8-K.

The company acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on this response, please contact Peter Hornstra or me at (781) 622-1000.

Sincerely,

/s/ Stephen Williamson
Stephen Williamson
Senior Vice President and
Chief Financial Officer